As filed with the Securities and Exchange Commission on September 17, 2007
Registration No. 333-117794

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST - EFFECTIVE AMENDMENT NO. 1
TO
FORM F-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

COPERNIC INC.
(Exact name of registrant as specified in its charter)

Province of Ontario (Canada)	None
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification Number)

388 St. Jacques Street West, 9th Floor
Montreal, Quebec
Canada H2Y 1S1
(514) 844-2700
(Address and telephone number of Registrant’s principal executive office)

Michael E. Storck, Esq.
Lippes Mathias Wexler Friedman LLP
665 Main Street, Suite 300
Buffalo, New York 14203
(716) 853-5100
(Name, address and telephone number of agent for service)

Copies to:

Michael E. Storck, Esq.	Daniel Bertrand
Lippes Mathias Wexler Friedman LLP	Executive Vice President and Chief
665 Main Street, Suite 300	Financial Officer
Buffalo, New York 14203	388 St. Jacques Street West, 9th Floor
Montreal, Quebec
Canada H2Y 1S1

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective, as determined by market conditions and other factors.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of	Amount to be registered	Offering Price per Share	Aggregate Offering Price	Registration Fee
Securities to be registered	(1)(2)	(2)	(2)	(3)

Common Shares, no par value	646,392	$1.78	$1,150,578	$ *

(1)
Pursuant to Rule 416 of the Securities Act of 1933, the Common Shares covered by this registration statement include an indeterminate number of additional Common Shares that may be offered, issued or sold in connection with the exercise of warrants to prevent dilution resulting from stock splits, stock dividends and similar dilutive events.

(2)	Estimated solely for the purpose of computing the amount of the registration fee in accordance with Rule 457(c) under the Securities Act, on the basis of the average high and low prices ($1.87 and $1.68, respectively), of one Common Share as reported by NASDAQ on September 12, 2007.

(3)	Previously paid in connection with the original filing made on July 30, 2004, (Registration No. 33-117794).

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission (“SEC”) is effective. This prospectus is not an offer to sell these securities, and is not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED September 17, 2007

PROSPECTUS

646,392 Common Shares

COPERNIC INC.

The Common Shares of Copernic Inc. (“Copernic”) trade in the United States on The Nasdaq Stock Exchange® under the symbol “CNIC.” On September 12, 2007, the last reported sale price of a Common Share, as reported by The Nasdaq Stock Exchange®, was $1.73.

This prospectus relates to the resale by the selling shareholders of 646,392 Common Shares, all of which may be issued and sold in connection with the exercise of warrants we issued to the selling shareholders named in this prospectus. We are registering the resale of the 646,392 Common Shares pursuant to commitments with the selling shareholders. We will not receive any proceeds from the sale of the Common Shares offered by this prospectus.

See “Summary of Risks” beginning on page 4 to read about certain risks you should consider before buying the Common Shares.

Neither the SEC nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated September 17, 2007.

TABLE OF CONTENTS

Prospectus Summary	1
About Copernic	1
About The Offering	2
Where You Can Find More Information	2
Incorporation by Reference	2
Enforceability of Civil Liabilities Against Foreign Persons	3
Currency Translation	4
Registrar and Transfer Agent	4
Summary of Risks	4
Capitalization	15
Market Price Data	16
Notice Regarding Forward-Looking Statements	18
Recent Developments	18
Use of Proceeds	18
Material US Federal and Canadian Tax Consequences	19
Selling Shareholders	23
Plan of Distribution	25
Expenses Associated with the Registration	27
Legal Matters	27
Experts	27
Disclosure of SEC Position on Indemnification for Securities Act Liabilities	27

Prospectus Summary

You should read the following summary together with the more detailed information about us, the Common Shares that may be sold from time to time, and our financial statements and the notes to them, all of which appear elsewhere in this prospectus or in the documents incorporated by reference in this prospectus.

About Copernic

RECENT EVENTS

Settlement of Class Action

On July 16, 2007, the Company announced that the United States District Court, Southern District of New York (the “Court”) had approved the settlement of the class action following a hearing on July 9, 2007, at which time the Court heard from all parties before concluding that the settlement was fair and all procedural requisites were met. As a result, all claims asserted in the class actions against the Company and the individual officer defendants have been resolved, with the exception of three shareholders who have indicated they will exclude themselves from the settlement so as to preserve rights to maintain separate actions should they elect to do so.  The amount paid into escrow, along with any interest earned, will be distributed as provided under the settlement to pay class members, plaintiffs' attorney fee, and the costs of claims administration.

Name Change

Effective June 14, 2007, the Company changed its name from Mamma.com Inc. to Copernic Inc.

Agreement for Financial Advisory Services

On June 7, 2007, the Company retained ThomasLloyd Capital LLC (“ThomasLloyd Capital”) as its financial and investment banking advisor. In consideration for these services, the Company has committed to pay ThomasLloyd Capital a monthly fee of $5,000 for seven months beginning June 1, 2007 plus a success fee of the greater of $1,000,000 (but in no event shall such amount exceed 3% of the transaction value) or 2% of the transaction value but in no event to exceed $2,000,000 (less any amounts previously paid as monthly fees) plus an additional $200,000, credited against the above fees payable upon delivery of a fairness opinion, in the event of a private placement, acquisition, sale or other capital market transaction.

Resignation of Two Officers

In January 2007, two officers resigned from their positions. In connection with these resignations, the Company paid and recorded termination costs of CDN $510,000 in the First Quarter of 2007, changed the duration of their option agreements and allowed acceleration of the options for one of the officers. These changes represented an additional non-cash item expense of $253,236 which was recorded in the First Quarter of 2007.

Business Overview

Copernic Inc. is a leading provider of award winning search technology for both the Web and desktop space delivered through its properties, such as www.mamma.com and www.copernic.com.

Through its award winning Copernic Desktop Search® product, the Company develops cutting edge search solutions bringing the power of a sophisticated, yet easy-to-use search engine to the user’s PC. It allows for instant searching of files, emails, and email attachments stored anywhere on a PC hard drive. Its desktop search application won the CNET Editors' Choice Award as well as the PC World World Class award in 2005.  In 2007, PC Pro, the UK’s most respected IT magazine for professionals and Micro Hebdo, one of France’s most read IT magazines, each selected Copernic Desktop Search® 2.0 as the top desktop search tool.

Through its well established media placement channels, Copernic Inc. provides both online advertising as well as pure content to its vast array of partnerships worldwide. Copernic Inc. handles search requests and has media placement partnerships established mainly in North America, in Europe and in Australia.

The revenue models of the Company are based on:

Pay-Per-Click search listing placement - advertisers bid or pay a fixed price for position on search listing advertisements on www.mamma.com and within the Copernic Media Solutions™ Publisher Network.

Graphic Ad Units - priced on a CPM (Cost-Per-Thousand) basis and are distributed through the Copernic Media Solutions™ Publisher Network.

Copernic Media Solutions™ Publisher Network has over 97 active publishers (combined search and graphic ad publishers).

Copernic Agent® and Copernic Desktop Search® users generate Web searches and clicks from pay-per-click advertising listings.

Copernic Desktop Search® licensing to ISPs, portals and E-commerce site generates license, maintenance and customization revenues.

Copernic Agent® Personal Pro, Copernic Summarizer® and Copernic Tracker® software are sold from our E-commerce store.

About the Offering

This prospectus registers the resale by the selling shareholders of 646,392 Common Shares, all of which may be issued and sold in connection with the exercise of warrants we issued to the selling shareholders named in this prospectus. We are registering the resale of the 646,392 Common Shares pursuant to commitments with the selling shareholders. We will not receive any proceeds from the sale of the Common Shares offered by this prospectus. Our Common Shares are listed for quotation on The Nasdaq Stock Exchange®, and reports and other information filed by us can be inspected at the offices of The Nasdaq Stock Exchange®, on its website at www.nasdaq.com and on our website at www.copernic.com.

Where You Can Find More Information

As a foreign private issuer, we file annual and special reports and other information with the SEC pursuant to the Securities Exchange Act of 1934, as amended. You may obtain these filings over the internet at the SEC’s Web site at http://www.sec.gov. You may also read and copy these filings at the SEC’s public reference room at Securities and Exchange Commission, Public Reference Room, 100 F Street, N.E., Washington DC 20549. You may obtain copies of our SEC filings at no cost, by telephone at (514) 844-2700, or by mail at Copernic Inc., 388 St. Jacques Street West, 9th Floor, Montreal, Quebec, Canada H2Y 1S1.

Incorporation by Reference

The SEC allows us to “incorporate by reference” information we file with them. This means that we can disclose important information to you by referring you to another document filed by us with the SEC. The information incorporated by reference is considered to be part of this prospectus, except for any information superseded by this prospectus, and later information that we file with the SEC which will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) until the selling shareholders sell all the Common Shares. This prospectus is part of a registration statement we filed with the SEC (Registration No 333-117794).

Annual Report on Form 20-F for the year ended December 31, 2006, filed on March 29, 2007;

Report on Form 6-K, filed on May 11, 2007;

Amended Annual Report on Form 20-F/A for the year ended December 31, 2006, filed on May 14, 2007;

Report on Form 6-K, filed on May 14, 2007;

Report on Form 6-K, filed on May 15, 2007;

Report on Form 6-K, filed on June 18, 2007;

Report on Form 6-K, filed June 21, 2007;

Report on Form 6-K, filed June 27, 2007;

Report on Form 6-K, filed July 16, 2007;

Report on Form 6-K, filed on July 17, 2007;

Report on Form 6-K, filed on July 23, 2007;

Report on Form 6-K, filed on July 25, 2007;

Report on Form 6-K, filed on August 10, 2007; and

Report on Form 6-K, filed on August 10, 2007.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Corporate Secretary
Copernic Inc.
388 St. Jacques Street West
9th Floor
Montreal, Quebec
Canada H2Y 1S1
Tel: (514) 844-2700

You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

We are a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. As a result, (1) our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, (2) transactions in our equity securities by our officers and directors are exempt from Section 16 of the Exchange Act, and (3) until November 4, 2002, we were not required to make, and did not make, our SEC filings electronically, so that filings before that date are not available on the SEC’s website. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, although we also file material change reports and other information with the Ontario Securities Commission (“OSC”), which requires that we file interim, quarterly financial statements together with Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Enforceability of Civil Liabilities Against Foreign Person

We are a corporation organized under the laws of Ontario, Canada. All of our directors and officers and certain experts named in the registration statement are residents of Canada or other non-U.S. jurisdictions. Substantial portions of the assets of these persons and of the Company are located in Canada or other non-U.S. jurisdictions.

We have appointed Michael E. Storck, Esq. of Lippes Mathias Wexler Friedman LLP as our agent to receive service of process in any legal action against us. However, it may not be possible for investors to effect service of process upon us or our non-U.S. directors, officers or experts named in the registration statement or to enforce any judgment obtained against these persons in U.S. courts. Also, it may not be possible to enforce U.S. securities laws or judgments obtained in U.S. courts against these persons in a non-U.S. jurisdiction.

Currency Translation

 Copernic publishes its financial statements in United States dollars. Unless otherwise specified, all references to “U.S. dollars”, “dollars”, “$” or “U.S. $” are to United States dollars. No representation is made that the U.S. dollar amounts shown in this prospectus could have been or could be converted into Canadian dollars, as the case may be, at any particular rate or at all.

Copernic’s consolidated financial statements are reported in U.S. dollars and have been prepared in accordance with generally accepted accounting principles as applied in Canada (“Canadian GAAP”). As a registrant with the SEC in the United States, Copernic is required to reconcile its financial results for significant measurement differences between Canadian GAAP and generally accepted accounting principles as applied in the United States (“U.S. GAAP”) as they specifically relate to Copernic as described in note 27 to its consolidated financial statements included in the Company’s Form 20-F for the year ended December 31, 2006.

Registrar and Transfer Agent

Equity Transfer & Trust Company acts as the registrar and transfer agent for our Common Shares. Equity Transfer & Trust Company’s offices are located at 200 University Ave, Suite 400, Toronto, Ontario, Canada M5H 4H1.

Summary of Risks

The Common Shares offered by this prospectus are speculative and subject to a high degree of risk. You should consider carefully the risks set forth below, together with all of the other information included in this prospectus (and any supplement hereto), as well as in the reports and other information we file with the SEC, before you decide to purchase our Common Shares.

RISK FACTORS

Our revenues depend to a high degree on our relationship with two customers, the loss of which would adversely affect our business and results of operations.

For the six-month period ended June 30, 2007, approximately 22% and 13% respectively of our revenues were derived from agreements with our two largest customers. Revenues from these customers represented 21% and 11% of our revenues for the same period last year. In addition, as at June 30, 2007, these customers comprise approximately 42% of net trade accounts receivable as compared to 40% for the corresponding period the previous year. Although we monitor our accounts receivable for credit risk deterioration and these customers have been paying their payables to Copernic in accordance with the terms of their agreements with the Company, there can be no assurance that they will continue to do so or that they will continue to do so at the volume of business they have done historically. Our loss of these customers’ business would adversely affect our business and results of operations.

Our operating results may fluctuate, which makes our results difficult to predict and could cause our results to fall short of expectations.

Our operating results may fluctuate as a result of a number of factors, many of which are outside of our control. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual expenses as a percentage of our revenues may be significantly different from our historical or projected rates. Our operating results in future quarters may fall below expectations. Any of these events could cause our stock price to fall. Each of the risk factors listed in this “Risk Factors” section, and the following factors, may affect our operating results:

•	Our ability to continue to attract users to our Web sites.

•	Our ability to monetize (or generate revenue from) traffic on our Web sites and our network of advertisers’ Web sites.

•	Our ability to attract advertisers.

•	The amount and timing of operating costs and capital expenditures related to the maintenance and expansion of our businesses, operations and infrastructure.

•	Our focus on long term goals over short term results.

•	The results of any investments in risky projects.

•	Payments that may be made in connection with the resolution of litigation matters.

•	General economic conditions and those economic conditions specific to the Internet and Internet advertising.

•	Our ability to keep our Web sites operational at a reasonable cost and without service interruptions.

•	Geopolitical events such as war, threat of war or terrorist actions.

•	Our ability to generate Copernic Desktop Search® (“CDS”) revenues through licensing and revenue share.

Because our business is changing and evolving, our historical operating results may not be useful to you in predicting our future operating results. In addition, advertising spending has historically been cyclical in nature, reflecting overall economic conditions as well as budgeting and buying patterns. Also, user traffic tends to be seasonal.

We are the subject of a SEC investigation which may depress the market price for shares of our Common Stock, reduce the liquidity of the trading market for our shares and negatively affect our results of operations.

On March 18, 2004, the SEC notified the Company that the SEC had begun an investigation relating to trading activity in the Company’s securities. During March of 2004, trading in the Company’s common stock had been intense and the market price of the common stock had risen sharply. As a part of its investigation, the Company believes the SEC has considered matters related to trading in the Company’s securities and whether Irving Kott and persons acting jointly or in concert with him may have had a significant influence on the Company in the past as a result of undisclosed shareholdings. The Company also believes that the SEC staff has considered matters relating to the Company’s financial reporting and internal controls. The scope, focus and subject matter of the SEC investigation may change from time to time. Adverse developments in connection with the investigation could have a negative impact on the Company and on how it is perceived by investors and potential investors and negatively impact our results of operations. While we are not able to estimate, at this time, the amount of the additional expenses that we will incur in the future in connection with the investigation, we expect that further expenses could continue to negatively affect our results of operations. In addition, the management effort and attention required to respond to the investigation and any such developments could have a negative impact on our business operations. An adverse determination by the SEC in its investigation could result in negative consequences for the Company, including initiation of enforcement proceedings, fines, penalties and possibly other sanctions that could harm the Company’s business, reduce the market value of the shares of our common stock and negatively affect its results of operations.

The Company’s Board of Directors initiated an investigation under the supervision of a Special Independent Committee (the “Special Committee”) consisting of independent directors of the Audit Committee with independent legal counsel to investigate whether Irving Kott and persons acting jointly or in concert with him may have had a controlling influence on the Company in the past as a result of undisclosed shareholdings. The Special Committee and its independent counsel have reviewed the relevant information available at the time of the SEC investigation relating to the period from January 1, 1999 to December 31, 2004. While the Special Committee did note some evidence of contacts with and involvement by Mr. Kott and persons with whom he may have had an association, based on its review, the Special Committee has not found evidence establishing that Mr. Kott had a controlling influence on the Company during such period.

On July 16, 2007, the Company announced that the Court had approved the settlement of the securities class action filed against it; however, three shareholders have indicated that they will exclude themselves from the settlement and if any of these shareholders decide to maintain separate actions against the Company, a finding of liability in any such action could result in the payment of damages and materially adversely affect the Company’s financial position.

On February 22, 2005, the first of several purported securities class action lawsuits was filed in the Court against the Company, and certain of the Company’s current officers and directors. The plaintiffs allege, among other things, violations of the Exchange Act for purportedly failing to disclose and misrepresenting certain allegedly material facts relative to the market for and trading in the Company’s stock, and seek unspecified damages. The purported class actions appear to be based on unsubstantiated rumours, purported statements from unidentified individuals and newspaper reports. All of these lawsuits have been consolidated and the lead plaintiff has filed an amended complaint in the case.

On November 9, 2006, the Company announced that it had entered into an agreement to settle the class action currently pending in the Court. Following a hearing held on July 9, 2007, the Court approved the settlement. As a result, all claims asserted in the class actions against the Company and the individual officer defendants have been resolved, with the exception of three shareholders who have indicated they will exclude themselves from the settlement so as to preserve rights to maintain separate actions should they elect to do so.  The amount paid into escrow, along with any interest earned, will be distributed as provided under the settlement to pay class members, plaintiffs' attorney fee, and the costs of claims administration. Nevertheless, if the shareholders that opted out of the settlement decide to maintain separate actions against the Company, a finding of liability of the Company in any such lawsuits could result in the payment of damages and materially adversely affect the Company’s financial condition and results of operations.

We rely on our Web site partners for a significant portion of our net revenues, and otherwise benefit from our association with them. The loss of these Web site partners could prevent us from receiving the benefits we receive from our association with them, which could adversely affect our business.

We provide advertising, Web search and other services to members of our partner Web sites. We expect the percentage of our revenues generated from this network to increase in the future. We consider this network to be critical in the future growth of our revenues. However, some of the participants in this network may compete with us in one or more areas. Therefore, they may decide in the future to terminate their agreements with us. If our Web site partners decide to use a competitor’s or their own Web search or advertising services, our revenues would decline.

We face significant competition from Microsoft, Yahoo!, Google and Ask.com.

We face formidable competition in every aspect of our business, and particularly from other companies that seek to connect people with information on the Web and provide them with relevant advertising. Currently, we consider our primary competitors to be Microsoft, Yahoo!, Google and Ask.com. We expect that Microsoft will increasingly use its financial and engineering resources to compete with us. Yahoo! has become an increasingly significant competitor, having acquired Overture Services, which offers Internet advertising solutions that compete with our advertising programs.

Microsoft, Yahoo!, Google and Ask.com have more employees and cash resources than we do. These companies also have longer histories operating search engines and more established relationships with customers. They can use their experience and resources against us in a variety of competitive ways, including by making acquisitions, investing more aggressively in research and development and competing more aggressively for advertisers and Web sites. Microsoft and Yahoo! also may have a greater ability to attract and retain users than we do because they operate Internet portals with a broad range of products and services. If Microsoft, Yahoo!, Google or Ask.com are successful in providing similar or better Web search results compared to ours or leverage their platforms to make their Web search services easier to access than ours, we could experience a significant decline in user traffic. Any such decline in user traffic could negatively affect our net revenues.

We face competition from other Internet companies, including Web search providers, Internet advertising companies and destination Web sites that may also bundle their services with Internet access.

In addition to Microsoft, Yahoo!, Google and Ask.com, we face competition from other Web search providers, including companies that are not yet known to us. We compete with Internet advertising companies, particularly in the areas of pay-for-performance and keyword-targeted Internet advertising. Also, we may compete with companies that sell products and services online because these companies, like us, are trying to attract users to their Web sites to search for information about products and services.

We also compete with destination Web sites that seek to increase their search-related traffic. These destination Web sites may include those operated by Internet access providers, such as cable and DSL service providers. Because our users need to access our services through Internet access providers, they have direct relationships with these providers. If an access provider or a computer or computing device manufacturer offers online services that compete with ours, the user may find it more convenient to use the services of the access provider or manufacturer. In addition, the access provider or manufacturer may make it hard to access our services by not listing them in the access provider’s or manufacturer’s own menu of offerings. Also, because the access provider gathers information from the user in connection with the establishment of a billing relationship, the access provider may be more effective than we are in tailoring services and advertisements to the specific tastes of the user.

There has been a trend toward industry consolidation among our competitors, and so smaller competitors today may become larger competitors in the future. If our competitors are more successful than we are at generating traffic and advertising, our revenues may decline.

We face competition from traditional media companies, and we may not be included in the advertising budgets of large advertisers, which could harm our operating results.

In addition to Internet companies, we face competition from companies that offer traditional media advertising opportunities. Most large advertisers have set advertising budgets, a very small portion of which is allocated to Internet advertising. We expect that large advertisers will continue to focus most of their advertising efforts on traditional media. If we fail to convince these companies to spend a portion of their advertising budgets with us, or if our existing advertisers reduce the amount they spend on our programs, our operating results would be harmed.

Some of our operating margins declined in 2006 and for the six-month period ended June 30, 2007 and we anticipate downward pressure on our operating margins in the future.

We believe our operating margin may decline as a result of increasing competition and increased expenditures for all aspects of our business as a percentage of our revenues, including product development and sales and marketing expenses. We also expect that our operating margin may decline as a result of increases in the proportion of our revenues generated from our partner Web sites. The margin on revenues we generate from our partner Web sites is generally significantly less than the margin on revenues we generate from advertising on our Web sites. Additionally, the margin we earn on revenues generated from our partner Web sites could decrease in the future if our partners require a greater portion of the advertising fees.

If we do not continue to innovate and provide products and services that are useful to users, we may not remain competitive, and our revenues and operating results could suffer.

Our success depends on providing products and services that people use for a high quality Internet experience. Our competitors are constantly developing innovations in Web search, online advertising and providing information to people. As a result, we must continue to invest significant resources in research and development in order to enhance our Web search technology and our existing products and services and introduce new high-quality products and services that people will use. If we are unable to predict user preferences or industry changes, or if we are unable to modify our products and services on a timely basis, we may lose users, advertisers and Web site partners. Our operating results would also suffer if our innovations were not responsive to the needs of our users, advertisers and Web site partners, are not appropriately timed with market opportunity, effectively brought to market or well received in the market place. As search technology continues to develop, our competitors may be able to offer search results that are, or that are perceived to be, substantially similar or better than those generated by our search services. This may force us to compete on bases in addition to quality of search results and to expend significant resources in order to remain competitive.

Our business depends on strong brands, and if we are not able to maintain and enhance our brands, our ability to expand our base of users and advertisers will be impaired and our business and operating results will be harmed.

We believe that the brand identities that we have developed have significantly contributed to the success of our business. We also believe that maintaining and enhancing the Company’s brands are critical to expanding our base of users and advertisers. Maintaining and enhancing our brands may require us to make substantial investments and these investments may not be successful. If we fail to promote and maintain the Mamma® and Copernic® brands, or if we incur excessive expenses in this effort, our business, operating results and financial condition will be materially and adversely affected. We anticipate that, as our market becomes increasingly competitive, maintaining and enhancing our brands may become increasingly difficult and expensive. Maintaining and enhancing our brands will depend largely on our ability to continue to provide high quality products and services, which we may not do successfully.

New technologies could block our ads, which would harm our business.

Technologies may be developed that can block the display of our ads. Most of our revenues are derived from fees paid to us by advertisers in connection with the display of ads on Web pages. As a result, ad-blocking technology could, in the future, adversely affect our operating results.

We generate all of our revenue from advertising and software licensing, and the reduction of spending by or loss of customers could seriously harm our business.

We generated a significant portion of our revenues for the six month period ended June 30, 2007 from our advertisers. Our advertisers can generally terminate their contracts with us at any time. Advertisers will not continue to do business with us if their investment in advertising with us does not generate sales leads, and ultimately customers, or if we do not deliver their advertisements in an appropriate and effective manner. If we are unable to remain competitive and provide value to our advertisers, they may stop placing ads with us, which could negatively affect our net revenues and business. The Company has on-going efforts to maintain a high quality network of publishers in order to offer advertisers high quality users that will provide for a satisfactory ROI. Therefore, from time to time we cease sending advertisements to what we determine are low quality publishers. This can reduce our revenues in the short term in order to create advertiser retention in the long term. For the second quarter of 2007, we also generated revenues from licensing software. Our competitors are constantly improving their competing software, and if we fail to innovate and remain competitive our revenues from software licensing will decline.

Our operating results may be subject to fluctuations.

Our operating results may fluctuate as a result of many factors related to our business, including the competitive conditions in the industry, loss of significant customers, delays in the development of new services and usage of the Internet, as described in more detail below, and general factors such as size and timing of orders and general economic conditions.

Volatility of stock price and trading volume could adversely affect the market price and liquidity of the market for our Common Stock.

Shares of our common stock are subject to significant price and volume fluctuations, some of which result from various factors including (a) changes in our business, operations, and future prospects, (b) general market and economic conditions, and (c) other factors affecting the perceived value of our common stock. Significant price and volume fluctuations have particularly impacted the market prices of equity securities of many technology companies including without limitation those providing communications software or Internet-related products and services. Some of these fluctuations appear to be unrelated or disproportionate to the operating performance of such companies. The market price and trading volume of shares of our common stock has been, and may likely continue to be, volatile, experiencing wide fluctuations. During the six-month period ended June 30, 2007, the closing per share price of shares of our common stock has waned from $2.62 to $5.90 and during that same period, the daily trading volume of shares of our common stock has varied between 101,000 and 19,536,400 with an average daily trading volume of 2,074,095. Future market conditions may adversely affect the market price and trading volume of shares of our common stock. Furthermore, should the market price of our common stock drop below the $1.00 per share minimum bid price requirement, shares of our common stock risk being delisted from The NASDAQ Stock Exchange®, which would have an adverse effect on our business and liquidity of shares of our common stock. Brokerage firms may not provide a market for low-priced stock, may not recommend low-priced stock to their clients and may charge a greater percentage commission on low-priced stock than that which they would charge on a transaction of a similar dollar amount but fewer shares. These circumstances may adversely impact trading in our common stock and may also adversely affect our ability to access capital.

Infringement and liability claims could damage our business.

Companies in the Internet, technology and media industries own large numbers of patents, copyrights, trademarks and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. As we face increasing competition and become increasingly high profile, the possibility of intellectual property rights claims against us grows. Our technologies may not be able to withstand any third-party claims or rights against their use. Any intellectual property claims, with or without merit, could be time-consuming, expensive to litigate or settle and could divert resources and attention. In addition, many of our agreements with our advertisers require us to indemnify certain third-party intellectual property infringement claims, which would increase our costs as a result of defending such claims and may require that we pay damages if there were an adverse ruling in any such claims. An adverse determination also could prevent us from offering our services to others and may require that we procure substitute services for these members.

With respect to any intellectual property rights claim, we may have to pay damages or stop using technology or content found to be in violation of a third party’s rights. We may have to seek a license for the technology or content, which may not be available on reasonable terms and may significantly increase our operating expenses. The technology or content also may not be available for license to us at all. As a result, we may also be required to develop alternative non-infringing technology, which could require significant effort and expense, or stop using the content. If we cannot license or develop technology or content for the infringing aspects of our business, we may be forced to limit our product and service offerings and may be unable to compete effectively. Any of these results could harm our brand and operating results.

In addition, we may be liable to third-parties for content in the advertising we deliver if the artwork, text or other content involved violates copyright, trademark, or other intellectual property rights of third-parties or if the content is defamatory. Any claims or counterclaims could be time-consuming, could result in costly litigation and could divert management’s attention.

Additionally, we may be subject to legal actions alleging patent infringement, unfair competition or similar claims. Others may apply for or be awarded patents or have other intellectual property rights covering aspects of our technology or business. For example, we understand that Overture Services, Inc. (acquired by Yahoo!) purports to be the owner of U.S. Patent No. 6,269,361, which was issued on July 31, 2001 and is entitled “System and method for influencing a position on a search result list generated by a computer network search engine.” Overture has aggressively pursued its alleged patent rights by filing lawsuits against other pay-per-click search engine companies such as MIVA (formerly known as FindWhat.com) and Google. MIVA and Google have asserted counter-claims against Overture including, but not limited to, invalidity, unenforceability and non-infringement. While it is our understanding that the lawsuits against MIVA and Google have been settled, there is no guarantee Overture will not pursue its alleged patent rights against other companies.

Historical net results include net losses for the years ended December 31, 1999 to December 31, 2003 and for the years ended December 31, 2005, 2006 and for the six-month period ended June 30, 2007. Working capital may be inadequate.

For the year ended December 31, 1999 through the year ended December 31, 2003 and for the years ended December 31, 2005, 2006, and for the six-month period ended June 30, 2007, we have reported net losses and net losses per share. We have been financing operations mainly from funds obtained in several private placements, and from exercised warrants and options. Management considers that cash and cash equivalents as at June 30, 2007 will be sufficient to meet normal operating requirements throughout Q2 2008. In the long term, we may require additional liquidity to fund growth, which could include additional equity offerings or debt finance. No assurance can be given that we will be successful in getting required financing in the future.

Goodwill may be written-down in the future.

Goodwill is evaluated for impairment annually, or when events or changed circumstances indicate impairment may have occurred. Management monitors goodwill for impairment by considering estimates including discount rates, future growth rates, amounts and timing of estimated future cash flows, general economic, industry conditions and competition. Future adverse changes in these factors could result in losses or inability to recover the carrying value of the goodwill. Consequently, our goodwill, which amounts to approximately $15.4M as at June 30, 2007, may be written-down in the future which could adversely effect our financial position.

Long-lived assets may be written-down in the future.

The Company assesses the carrying value of its long-lived assets, which include property and equipment and intangible assets, for future recoverability when events or changed circumstances indicate that the carrying value may not be recoverable. Management monitors long-lived assets for impairment by considering estimates including discount rates, future growth rates, general economic, industry conditions and competition. Future adverse changes in these factors could result in losses or inability to recover the carrying value of the long-lived assets. Consequently, our long-lived assets, which amounts to approximately $5.9M as at June 30, 2007, may be written-down in the future.

Investment in LTRIM Technologies Inc. may be written-down in the future.

We have an investment in LTRIM Technologies Inc. (“LTRIM”). LTRIM is a corporation which has started its commercialization phase and there is no assurance that it will become profitable in the future or that we will be able to recover the cost of this investment. Consequently, our investment in LTRIM, which has been written-down to $150,000, may be written-down again in the future.

Reduced Internet use may adversely affect our results.

Our business is based on Internet driven products and services including direct online Internet marketing. The emerging nature of the commercial uses of the Internet makes predictions concerning a significant portion of our future revenues difficult. As the industry is subject to rapid changes, we believe that period-to-period comparisons of its results of operations will not necessarily be meaningful and should not be relied upon as indicative of our future performance. It is also possible that in some fiscal quarters, our operating results will be below the expectations of securities analysts and investors. In such circumstances, the price of shares of our common stock may decline. The success of a significant portion of our operations depends greatly on increased use of the Internet by businesses and individuals as well as increased use of the Internet for sales, advertising and marketing. It is not clear how effective Internet related advertising is or will be, or how successful Internet-based sales will be. Our results will suffer if commercial use of the Internet, including the areas of sales, advertising and marketing, fails to grow in the future.

Our long-term success may be materially adversely affected if the market for E-commerce does not grow or grows slower than expected.

Because many of our customers’ advertisements encourage online purchasing and/or Internet use, our long-term success may depend in part on the growth and market acceptance of E-commerce. Our business will be adversely affected if the market for E-commerce does not continue to grow or grows slower than expected. A number of factors outside of our control could hinder the future growth of E-commerce, including the following:

•	the network infrastructure necessary for substantial growth in Internet usage may not develop adequately or our performance and reliability may decline;

•	insufficient availability of telecommunication services or changes in telecommunication services could result in inconsistent quality of service or slower response times on the Internet;

•	negative publicity and consumer concern surrounding the security of E-commerce could impede our growth; and

•	financial instability of E-commerce customers.

Security breaches and privacy concerns may negatively impact our business.

Consumer concerns about the security of transmissions of confidential information over public telecommunications facilities is a significant barrier to increased electronic commerce and communications on the Internet that are necessary for growth of the Company’s business. Many factors may cause compromises or breaches of the security systems we use or other Internet sites use to protect proprietary information, including advances in computer and software functionality and new discoveries in the fields of cryptography and processor design. A compromise of security on the Internet would have a negative effect on the use of the Internet for commerce and communications and negatively impact our business. Security breaches of our advertisers’ activities or the activities of their customers and sponsors involving the storage and transmission of proprietary information, such as credit card numbers, may expose our operating business to a risk of loss or litigation and possible liability. We cannot assure that the measures in place are adequate to prevent security breaches.

If we fail to detect click fraud, we could lose the confidence of our advertisers, thereby causing our business to suffer.

We are exposed to the risk of fraudulent clicks on our ads from a variety of potential sources. We have regularly refunded revenues that our advertisers have paid to us that were later attributed to click fraud, and we expect to do so in the future. Click fraud occurs when a person clicks on an ad displayed on a Web site for a reason other than to view the underlying content. If we are unable to stop this fraudulent activity, these refunds may increase. If we find new evidence of past fraudulent clicks we may issue refunds retroactively of amounts previously paid to our network of advertisers. This would negatively affect our profitability, and these types of fraudulent activities could hurt our brands. If fraudulent clicks are not detected, the affected advertisers may experience a reduced return on their investment in our advertising programs because the fraudulent clicks will not lead to potential revenue for the advertisers. This could lead the advertisers to become dissatisfied with our advertising programs, which could lead to a loss of advertisers and revenues and potentially litigation.

Index spammers could harm the integrity of our Web search results, which could damage our reputation and cause our users to be dissatisfied with our products and services.

There is an ongoing and increasing effort by “index spammers” to develop ways to manipulate Web search results. Although they cannot manipulate our results directly, “index spammers” can manipulate our suppliers like Ask.com, Gigablast.com or Wisenut.com, which can result in our search engine pages producing poor results. We take this problem very seriously because providing relevant information to users is critical to our success. If our efforts to combat these and other types of manipulation are unsuccessful, our reputation for delivering relevant information could be diminished. This could result in a decline in user traffic, which would damage our business.

Our business is subject to a variety of U.S. and foreign laws that could subject us to claims or other remedies based on the nature and content of the information searched or displayed by our products and services, and could limit our ability to provide information regarding regulated industries and products.

The laws relating to the liability of providers of online services for activities of their users are currently unsettled both within the U.S. and abroad. Claims have been threatened and filed under both U.S. and foreign law for defamation, libel, invasion of privacy and other data protection claims, tort, unlawful activity, copyright or trademark infringement, or other theories based on the nature and content of the materials searched and the ads posted or the content generated by our users. Increased attention focused on these issues and legislative proposals could harm our reputation or otherwise affect the growth of our business.

The application to us of existing laws regulating or requiring licenses for certain businesses of our advertisers, including, for example, distribution of pharmaceuticals, adult content, financial services, alcohol or firearms and online gambling, can be unclear. Existing or new legislation could expose us to substantial liability, restrict our ability to deliver services to our users, limit our ability to grow and cause us to incur significant expenses in order to comply with such laws and regulations.

Several other U.S. laws could have an impact on our business. Compliance with these laws and regulations is complex and may impose significant additional costs on us. For example, the Digital Millennium Copyright Act has provisions that limit, but do not eliminate, our liability for listing or linking to third-party Web sites that include materials that infringe copyrights or other rights, so long as we comply with the statutory requirements of this act. The Children’s Online Protection Act and the Children’s Online Privacy Protection Act restrict the distribution of materials considered harmful to children and impose additional restrictions on the ability of online services to collect information from minors. In addition, the Protection of Children from Sexual Predators Act of 1998 requires online service providers to report evidence of violations of federal child pornography laws under certain circumstances. Any failure on our part to comply with these regulations may subject us to additional liabilities.

If the technology that we currently use to target the delivery of online advertisements and to prevent fraud on our networks is restricted or becomes subject to regulation, our expenses could increase and we could lose customers or advertising inventory.

Web sites typically place small files of non-personalized (or “anonymous”) information, commonly known as “cookies,” on an Internet user’s hard drive, generally without the user’s knowledge or consent. Cookies generally collect information about users on a non-personalized basis to enable Web sites to provide users with a more customized experience. Cookie information is passed to the Web site through an Internet user’s browser software. We currently use cookies to track an Internet user’s movement through the advertiser’s Web site and to monitor and prevent potentially fraudulent activity on our network. Most currently available Internet browsers allow Internet users to modify their browser settings to prevent cookies from being stored on their hard drive, and some users currently do so. Internet users can also delete cookies from their hard drives at any time. Some Internet commentators and privacy advocates have suggested limiting or eliminating the use of cookies, and legislation (including, but not limited to, Spyware legislation such as U.S. House of Representatives Bill HR 29 the “Spy Act”) has been introduced in some jurisdictions to regulate the use of cookie technology. The effectiveness of our technology could be limited by any reduction or limitation in the use of cookies. If the use or effectiveness of cookies were limited, we would have to switch to other technologies to gather demographic and behavioural information. While such technologies currently exist, they are substantially less effective than cookies. We would also have to develop or acquire other technology to prevent fraud. Replacement of cookies could require significant reengineering time and resources, might not be completed in time to avoid losing customers or advertising inventory, and might not be commercially feasible. Our use of cookie technology or any other technologies designed to collect Internet usage information may subject us to litigation or investigations in the future. Any litigation or government action against us could be costly and time-consuming, could require us to change our business practices and could divert management’s attention.

Increased regulation of the Internet may adversely affect our business.

If the Internet becomes more strongly regulated, a significant portion of our operating business may be adversely affected. For example, there is increased pressure to adopt laws and regulations relating to Internet unsolicited advertisements, privacy, pricing, taxation and content. The enactment of any additional laws or regulations in Canada, Europe, Asia or the United States, or any state of the United States or province of Canada may impede the growth of the Internet and our Internet-related business, and could place additional financial burdens on us and our Internet-related business.

Changes in key personnel, labour availability and employee relations could disrupt our business.

Our success is dependent upon the experience and abilities of our senior management and our ability to attract, train, retain and motivate other high-quality personnel, in particular for our technical and sales teams. There is significant competition in our industries for qualified personnel. Labour market conditions generally and additional companies entering industries which require similar labour pools could significantly affect the availability and cost of qualified personnel required to meet our business objectives and plans. There can be no assurance that we will be able to retain our existing personnel or that we will be able to recruit new personnel to support our business objectives and plans. We believe our employee relations are good. Currently, none of our employees are unionized. There can be no assurance, however, that a collective bargaining unit will not be organized and certified in the future. If certified in the future, any work stoppage authorized by such collective bargaining unit could be disruptive and have a material adverse effect on us until normal operations resume.

Possible future exercise of warrants and options could dilute existing and future shareholders.

As at June 30, 2007, we had 646,392 warrants and 544,230 stock options outstanding. As at June 30, 2007, the exercise prices of a portion of our outstanding options but none of our outstanding warrants issued were lower than the market price of shares of our common stock. When the market value of shares of our common stock is above the respective exercise prices of all options and warrants, their exercise could result in the issuance of up to an additional 1,190,622 shares of our common stock. To the extent such shares are issued, the percentage of shares of our common stock held by our existing stockholders will be reduced. Under certain circumstances the conversion or exercise of any or all of the warrants or stock options might result in dilution of the net tangible book value of the shares held by existing stockholders. For the life of the warrants and stock options, the holders are given, at prices that may be less than fair market value, the opportunity to profit from a rise in the market price of shares of our common stock, if any. The holders of the warrants and stock options may be expected to exercise them at a time when the Company may be able to obtain needed capital on more favourable terms. In addition, we reserve the right to issue additional shares of common stock or securities convertible into or exercisable for shares of our common stock, at prices, or subject to conversion and exercise terms, resulting in reduction of the percentage of outstanding shares of our common stock held by existing stockholders and, under certain circumstances, a reduction in the net tangible book value of existing stockholders’ shares of our common stock.

Strategic acquisitions and market expansion present special risks.

A future decision to expand our business through acquisitions of other businesses and technologies presents special risks. Acquisitions entail a number of particular problems, including: (a) difficulty integrating acquired technologies, operations, and personnel with the existing businesses; (b) diversion of management’s attention in connection with both negotiating the acquisition and integrating the assets as well as the strain on managerial and operational resources as management tries to oversee larger operations; (c) exposure to unforeseen liabilities relating to acquired assets; and (d) potential issuance of debt instruments or securities in connection with an acquisition possessing rights that are superior to the rights of holders of our currently outstanding securities, any one of which would reduce the benefits expected from such acquisition and/or might negatively affect our results of operations. We may not be able to successfully address these problems. We also face competition from other acquirers, which may prevent us from realizing certain desirable strategic opportunities.

We do not plan to pay dividends on shares of our Common Stock.

The Company has never declared or paid dividends on shares of its common stock. The Company currently intends to retain any earnings to support its working capital requirements and growth strategy and does not anticipate paying dividends in the foreseeable future. Payment of future dividends, if any, will be at the discretion of the Company’s Board of Directors after taking into account various factors, including the Company’s financial condition, operating results, current and anticipated cash needs and plans for expansion.

Rapidly evolving marketplace and competition may adversely impact our business.

The markets for our products and services are characterized by: (a) rapidly changing technology; (b) evolving industry standards; (c) frequent new product and service introductions; (d) shifting distribution channels; and (e) changing customer demands. The success of the Company will depend on its ability to adapt to its rapidly evolving marketplaces. There can be no assurance that the introduction of new products and services by others will not render our products and services less competitive or obsolete. We expect to continue spending funds in an effort to enhance already technologically complex products and services and develop or acquire new products and services. Failure to develop and introduce new or enhanced products and services on a timely basis might have an adverse impact on our results of operations, financial condition and cash flows. Unexpected costs and delays are often associated with the process of designing, developing and marketing enhanced versions of existing products and services and new products and services. The market for our products and services is highly competitive, particularly the market for Internet products and services which lacks significant barriers to entry, enabling new businesses to enter this market relatively easily. Competition in our markets may intensify in the future. Numerous well-established companies and smaller entrepreneurial companies are focusing significant resources on developing and marketing products and services that will compete with the Company’s products and services. Many of our current and potential competitors have greater financial, technical, operational and marketing resources. We may not be able to compete successfully against these competitors. Competitive pressures may also force prices for products and services down and such price reductions may reduce our revenues.

An inability to protect our intellectual property rights could damage our business.

We rely upon a combination of trade secret, copyright, trademark, patents and other laws to protect our intellectual property assets. We have entered into confidentiality agreements with our management and key employees with respect to such assets and limit access to, and distribution of, these and other proprietary information. However, the steps we take to protect our intellectual property assets may not be adequate to deter or prevent misappropriation. We may be unable to detect unauthorized uses of and take appropriate steps to enforce and protect our intellectual property rights. Although senior management believes that our services and products do not infringe on the intellectual property rights of others, we nevertheless are subject to the risk that such a claim may be asserted in the future. Any such claims could damage our business.

To the extent our net revenues are paid in foreign currencies, and currency exchange rates become unfavourable, we may lose some of the economic value of the net revenues in U.S. dollar terms.

Although we currently transact a majority of our business in U.S. dollars, as we expand our operations more of our customers may pay us in foreign currencies. Conducting business in currencies other than U.S. dollars subjects us to fluctuations in currency exchange rates. If the currency exchange rates were to change unfavourably, the value of net receivables we receive in foreign currencies and later convert to U.S. dollars after the unfavourable change would be diminished. This could have a negative impact on our reported operating results. We do not currently engage in hedging strategies, such as forward contracts, options and foreign exchange swaps related to transaction exposures to mitigate this risk. If we determine to initiate such hedging activities in the future, there is no assurance these activities will effectively mitigate or eliminate our exposure to foreign exchange fluctuations. Additionally, such hedging programs would expose us to risks that could adversely affect our operating results, because we have limited experience in implementing or operating hedging programs. Hedging programs are inherently risky and we could lose money as a result of poor trades.

Higher inflation could adversely affect our results of operations and financial condition.

We do not believe that the relatively moderate rates of inflation experienced in the United States and Canada in recent years have had a significant effect on our revenues or profitability. Although higher rates of inflation have been experienced in a number of foreign countries in which we might transact business, we do not believe that such rates have had a material effect on our results of operations, financial condition and cash flows. Nevertheless, in the future, high inflation could have a material, adverse effect on the Company’s results of operations, financial condition and cash flows.

Our future growth significantly depends to a high degree on our ability to successfully commercialize the Copernic Desktop Search® product, and any failure or delays in that commercialization would adversely affect our business and results of operations.

On December 22, 2005, we completed our acquisition of Copernic which we believe positioned the Company as a leader in search technologies and applications and as a multi-channel online marketing services provider. We have high expectations for the CDS award-winning product. Any failure or significant delay in successfully commercializing the CDS product could adversely affect our business and results of operations.

CAPITALIZATION

The following tables set forth the consolidated cash and consolidated capitalization of the Company as at June 30, 2007 prepared in accordance with Canadian GAAP and United States GAAP, respectively.

Capitalization

(Prepared in accordance with Canadian GAAP)

As at June 30, 2007
(unaudited)
$
Cash and cash equivalents	6,319,535
Temporary investments	1,520,712
Indebtedness
Current liabilities	1,930,889
Capital lease obligations	116,491
Future income taxes	1,600,869
Shareholders’ Equity
Capital stock	96,556,485
Additional paid-in capital	5,499,450
Accumulated other comprehensive income	561,137
Accumulated deficit	(75,136,932)
Total shareholders’ equity	27,480,140
Total capitalization	31,128,389

Capitalization

(Prepared in accordance with US GAAP)

As at June 30, 2007
(unaudited)
$
Cash and cash equivalents	6,319,535
Temporary investments	1,520,712
Indebtedness
Current liabilities	1,930,889
Capital lease obligations	116,491
Future income taxes	1,600,869
Shareholders’ Equity
Capital stock	113,326,055
Additional paid-in capital	6,537,140
Accumulated other comprehensive income	561,137
Accumulated deficit	(92,944,192)
Total shareholders’ equity	27,480,140
Total capitalization	31,128,389

Market Price Data

U.S. and German Trading Markets

Shares of the Company’s common stock are quoted on The NASDAQ Stock Exchange® under the symbol “CNIC” and on the Third Market Segment of the Frankfurt and Berlin stock exchanges in Germany under the symbol “IYS1”. Prior to April 1999, the Company’s shares were quoted under various other trading symbols. With a corporate name change taking effect in August 1996 the Company’s common share trading symbol was changed to “INTAF”, in April 1999 the symbol was changed to “INTA”, in January, 2004, following the approval of the change of name of the Company to Mamma.com Inc. the symbol was changed to “MAMA” and on June 21, 2007, following approval of the change of the Company’s name to Copernic Inc. the symbol was changed to “CNIC”. On July 11, 2001, the Company filed articles of amendment consolidating its issued and outstanding shares of common stock on the basis of one post-consolidation common share for every ten pre-consolidation shares of common stock. Shares of the Company’s common stock started trading on the NASDAQ Capital Market® on a consolidated basis at the opening of the markets on July 13, 2001.

The following table sets forth the price history of shares of the Company’s common stock reported on the NASDAQ Capital Market® and on the Third Market Segment of the Frankfurt and Berlin stock exchanges in Germany, which reflect inter-dealer prices without retail mark-ups or commissions and may not represent actual transactions. As per the Explanatory Notes included in the Company’s Form 20-F for the year ended December 31, 2006, all prices referred to below are adjusted to take into account the July 2001 consolidation of shares of the Company’s common stock on the basis of 1 post-consolidation common share for every 10 pre-consolidation shares.

The NASDAQ Capital Market® Annual High and Low Market Prices - 5 Years Ended December 31, 2006 (based on closing prices)

Year	High	Low
2006	7.95	0.97
2005	6.28	2.12
2004	15.90	3.26
2003	4.51	1.25
2002	2.70	0.92

The NASDAQ Capital Market® Quarterly High and Low Market Prices - 2 Years Ended June 30, 2007 (based on closing prices)

Quarter End	High	Low
6/30/07	5.55	2.62
3/31/07	5.90	4.07
12/31/06	7.95	1.11
9/30/06	1.34	0.97
6/30/06	2.07	1.13
03/31/06	3.54	2.03
12/31/05	2.75	2.12
09/30/05	3.27	2.61
06/30/05	3.83	2.56

The NASDAQ Capital Market® Monthly High and Low Market Prices - 6 Months Ended August 31, 2007 (based on closing prices)

Month	High	Low
August 2007	2.27	1.45
July 2007	3.17	2.11
June 2007	4.50	2.62
May 2007	5.55	4.07
April 2007	5.60	4.64
March 2007	5.37	4.07

Frankfurt Exchange (based on closing prices) - High and Low Market Prices - 4 Years Ended December 31, 2006 (in Euros)

Year	High	Low
2006	5.94	0.70
2005	4.80	1.77
2004	13.80	2.58
2003	4.10	1.00

Frankfurt Exchange (based on closing prices) Quarterly High and Low Market Prices - 2 Years Ended December 31, 2006 and Latest Quarters (in euros)

Quarter	High	Low
06/30/07	4.12	1.91
03/31/07	4.13	3.19
12/31/06	5.94	0.89
09/30/06	1.13	0.70
06/30/06	1.73	0.91
03/31/06	2.65	1.70
12/31/05	2.22	1.77
09/30/05	2.75	2.15
06/30/05	3.01	2.06

Frankfurt Exchange (based on closing prices) Monthly High and Low Market Prices - 6 Months Ended August 31, 2007 (in euros)

Month	High	Low
August 2007	1.66	0.97
July 2007	2.32	1.59
June 2007	3.29	1.91
May 2007	4.03	3.03
April 2007	4.12	3.48
March 2007	4.68	3.17

Equity Transfer & Trust Company of Toronto, Ontario, Canada acts as registrar and transfer agent for the Company’s common shares.

Notice Regarding Forward-Looking Statements

This prospectus and the documents incorporated in it by reference contain forward-looking statements that involve known and unknown risks and uncertainties. We include this notice for the express purpose of permitting the Company to avail itself of the protections of the safe harbor provided by the Private Securities Litigation Reform Act of 1995 for all such forward looking statements. Examples of forward-looking statements include: (1) projections of capital expenditures, revenues, growth, prospects, financial resources and other financial matters; (2) statements of our plans or objectives; and (3) statements using the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “intend,” “plan,” “project,” “understand” and other verbs suggesting uncertainty.

Our ability to predict results of our operations or the effects of certain events on our operating results is inherently uncertain. Therefore, we caution you to consider carefully the matters described under the caption “Summary of Risks” and certain other matters discussed in this prospectus, the documents incorporated by reference in this prospectus, and other publicly available sources such as our Form 20-F Annual Report we filed with the SEC respecting the 2006 fiscal year. Such risks and many other factors beyond the control of our management could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by the forward-looking statements.

Recent Developments

Settlement of Class Action

On July 16, 2007, the Company announced that the Court had approved the settlement of the class action following a hearing on July 9, 2007, at which time the Court heard from all parties before concluding that the settlement was fair and all procedural requisites were met. As a result, all claims asserted in the class actions against the Company and the individual officer defendants have been resolved, with the exception of three shareholders who have indicated they will exclude themselves from the settlement so as to preserve rights to maintain separate actions should they elect to do so.  The amount paid into escrow, along with any interest earned, will be distributed as provided under the settlement to pay class members, plaintiffs' attorney fee, and the costs of claims administration.

Name Change

Effective June 14, 2007, the Company changed its name from Mamma.com Inc. to Copernic Inc.

Agreement for Financial Advisory Services

On June 7, 2007, the Company retained ThomasLloyd Capital LLC (“ThomasLloyd Capital”) as its financial and investment banking advisor. In consideration for these services, the Company has committed to pay ThomasLloyd Capital a monthly fee of $5,000 for seven months beginning June 1, 2007 plus a success fee of the greater of $1,000,000 (but in no event shall such amount exceed 3% of the transaction value) or 2% of the transaction value but in no event to exceed $2,000,000 (less any amounts previously paid as monthly fees) plus an additional $200,000, credited against the above fees payable upon delivery of a fairness opinion, in the event of a private placement, acquisition, sale or other capital market transaction.

Resignation of Two Officers

In January 2007, two officers resigned from their positions. In connection with these resignations, the Company paid and recorded termination costs of CDN $510,000 in the First Quarter of 2007, changed the duration of their option agreements and allowed acceleration of the options for one of the officers. These changes represented an additional non-cash item expense of $253,236 which was recorded in the First Quarter of 2007.

Use of Proceeds

The Company will not receive any additional proceeds from the resale by our selling shareholders of the Common Shares offered by this prospectus. The selling shareholders will pay any underwriting discounts and commissions and expenses incurred by the selling shareholders for brokerage, accounting, tax or any other expenses incurred by the selling shareholders in disposing of the Common Shares in this offering. We will bear some of the legal expenses incurred by the selling shareholders and all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, listing fees of The Nasdaq Stock Exchange® and fees and expenses of our counsel and our accountants.

Material US Federal and Canadian Tax Consequences

The following discussion is based on US federal and Canadian tax law, statutes, treaties, regulations, rulings and decisions now in effect, all of which are subject to change. No representation is or can be made as to whether such laws, statutes, treaties, regulations, rulings and decisions will change, or as to the impact any such change might have on the statements contained in this summary. This summary does not discuss all aspects of Canadian and US federal income taxation that may be relevant to a particular holder of our Common Shares in light of the holder’s own circumstances or to certain types of investors subject to special treatment under applicable tax laws (for example, financial institutions, life insurance companies, tax-exempt organizations, and non-US taxpayers) and it does not discuss any tax consequences arising under the laws of taxing jurisdictions other than the Canada and the US federal government. The tax treatment of holders of our Common Shares may vary depending upon each holder’s own particular situation. Prospective purchasers of the Company’s Common Shares are advised to consult their own tax advisors as to the U.S., Canadian or other tax consequences of the purchase, ownership and disposition of such Common Shares.

US Federal Income Tax Consequences to US Holders

The following is a summary of the material US federal income tax consequences that generally would apply with respect to the ownership and disposition of Common Shares, in the case of a purchaser of such Common Shares who is a US Holder (as defined below) and who holds the Common Shares as capital property. This summary is based on the US Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively. For purposes of this summary, a US Holder is: an individual who is a citizen or a resident of the United States; a corporation created or organized in or under the laws of the United States or any political subdivision thereof; an estate whose income is subject to US federal income tax regardless of its source; or a trust that (a) is subject to the primary supervision of a court within the United States and the control of one or more US persons or (b) has a valid election in effect under applicable US Treasury Regulations to be treated as a US person.

For US federal income tax purposes, the gross amount of any distribution made by the Company to US Holders with respect to the Common Shares held by them, including the amount of any Canadian taxes withheld from such distribution, will be treated for US federal income tax purposes as a dividend, to the extent of our current and accumulated earnings and profits as determined for US federal income tax purposes. The amount of any such distribution that exceeds the Company’s current and accumulated earnings and profits will be applied against and reduce a US Holder’s tax basis in the holder’s Common Shares, and any amount of the distribution remaining after the holder’s tax basis has been reduced to zero will constitute capital gain. The capital gain will be treated as long-term, or short-term, capital gain depending on whether or not the holder’s Common Shares have been held for more than one year as of the date of the distribution.

Dividends paid by the Company generally will not qualify for the dividends received deduction otherwise available to US corporate shareholders.

Canadian withholding tax imposed on any dividends paid by the Company will constitute a foreign income tax eligible for credit against a US Holder’s US federal income tax liability, subject to certain limitations set out in the Code. Alternatively, the Canadian withholding tax may be claimed by the US Holder as a deduction against income in determining such tax liability. The rules relating to the determination of the allowable foreign tax credit are complex, and US Holders should consult with their own tax advisors to determine whether and to what extent they may be entitled to this credit.

Upon a sale or exchange of Common Shares, a US Holder will recognize gain or loss for US federal income tax purposes in an amount equal to the difference between the amount realized on the sale or exchange and the holder’s adjusted tax basis in the Common Shares sold or exchanged. Such gain or loss generally will be capital gain or loss and will be long-term or short-term capital gain or loss depending on whether the US Holder has held the Common Shares sold or exchanged for more (long-term) or less (short term) than one year at the time of the sale or exchange.

Dividends received by individuals from domestic and certain foreign corporations, and long-term capital gain realized by individuals, generally are subject to US federal income tax at a reduced maximum tax rate of 15 percent. Dividends received by a US Holder with respect to the Common Shares should qualify for the 15 percent rate. The reduced tax rate on capital gains applies to sales and exchanges occurring before January 1, 2009. The reduced tax rate on dividend income applies to dividends received before January 1, 2009. The reduced tax rate will not apply to dividends received from PFICs, see discussion below, or in respect of certain short-term or hedged positions in common stock or in certain other situations. The Code contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate. US Holders of Common Shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

For US federal income tax purposes, a foreign corporation is treated as a “passive foreign investment company” (or PFIC) in any taxable year in which, after taking into account the income and assets of the corporation and certain of its subsidiaries pursuant to the applicable “look through” rules, either (1) at least 75 percent of the corporation’s gross income is passive income or (2) at least 50 percent of the average value of the corporation’s assets is attributable to assets that produce passive income or are held for the production of passive income. Based on the nature of its present business operations, assets and income, the Company believes that it is not currently subject to treatment as a PFIC. However, no assurance can be given that there will not occur changes in the Company’s business operations, assets and income that might cause it to be treated as a PFIC at some future time.

If the Company were to become a PFIC, a US Holder of the Company’s Common Shares would be required to allocate to each day in the holding period for such holder’s Common Shares a pro rata portion of any distribution received (or deemed to be received) by the holder from the Company, to the extent the distribution so received constitutes an “excess distribution,” as defined under US federal income tax law. Generally, a distribution received during a taxable year by a US Holder with respect to the Common Shares would be treated as an “excess distribution” to the extent that the distribution so received, plus all other distributions received (or deemed to be received) by the US Holder during the taxable year with respect to such Common Shares, is greater than 125% of the average annual distributions received by the US Holder with respect to such Common Shares during the three preceding years (or during such shorter period as the US Holder may have held the Common Shares ). Any portion of an excess distribution that is treated as allocable to one or more taxable years prior to the year of distribution would be subject to US federal income tax in the year in which the excess distribution is made, but it would be subject to tax at the highest tax rate applicable to the US Holder in the prior tax year or years. The holder also would be subject to an interest charge, in the year in which the excess distribution is made, on the amount of taxes deemed to have been deferred with respect to the excess distribution. In addition, any gain recognized on a sale or other disposition of a US Holder’s Common Shares, including any gain recognized on a liquidation of the Company’s would be treated in the same manner as an excess distribution. Any such gain would be treated as ordinary income rather than as capital gain. Finally, the 15 percent reduced US federal income tax rate otherwise applicable to dividend income, as discussed above, will not apply to any distribution made by the Company in any taxable year in which it is a PFIC (or made in the taxable year following any such year), whether or not the distribution is an “excess distribution”.

For US federal income tax purposes, a foreign corporation is treated as a “foreign personal holding company” (or FPHC) in any taxable year in which (i) five or fewer individuals who are citizens or residents of the United States own directly or by attribution more than 50%, by vote or value, of the shares of the corporation and (ii) at least 60 percent of the corporation’s gross income consists of foreign personal holding company income. Based on the composition of its share ownership and the nature of its business operations and gross income at the present time, the Company believes that it is not currently subject to treatment as an FPHC. However, no assurance can be given that there will not occur changes in the composition of its share ownership and in the nature of its business operations and gross income that might cause the Company to be treated as an FPHC at some future time.

If the Company were to become a FPHC, each US Holder of Common Shares on the last day of any taxable year in which the Company is a FPHC would have to include in the holder’s gross income for that year the holder’s pro rata share of the Company’s “undistributed foreign personal holding company income.” The amount so included would not qualify for taxation at the 15 percent reduced tax rate applicable to dividend income, and thus would be subject to US federal income tax at regular ordinary income rates. If the Company were to distribute in a subsequent tax year any undistributed foreign person holding company income so taxed, the amount so distributed would not be counted as part of an “excess distribution” under the PFIC rules discussed above.

For US federal income tax purposes, a foreign corporation is treated as a “controlled foreign corporation” (or CFC) in any taxable year in which one or more US Shareholders, each of whom owns (directly or by attribution) at least 10% of the voting power of all classes of the corporation’s stock (a “US Ten-Percent Shareholder”), own, in the aggregate, more than 50% of the corporation’s stock, by vote or value. Based on the composition of its share ownership and the nature of its business operations and gross income at the present time, the Company believes that it is not currently subject to treatment as a CFC

If the Company were to become a CFC, each US Holder treated as a US Ten-percent Shareholder would be required to include in income each year such US Ten-percent Shareholder’s pro rata share of our undistributed “Subpart F income.” For this purpose, Subpart F income generally would include interest, original issue discount, dividends, net gains from the disposition of stocks or securities, net gains on forward and option contracts, receipts with respect to securities loans and net payments received with respect to equity swaps and similar derivatives.

Any undistributed Subpart F income included in a US Holder’s income for any year would be added to the tax basis of the US Holder’s Common Shares. Amounts distributed by the Company to the US Holder in any subsequent year would not be subject to further US federal income tax in the year of distribution, to the extent attributable to amounts so included in the US Holder’s income in prior years under the CFC rules but would be treated, instead, as a reduction in the tax basis of the US Holder’s Common Shares. The FPHC rules and PFIC rules discussed above would not apply to any undistributed Subpart F income required to be included in a US Holder’s income under the CFC rules, or to the amount of any distributions received from the Company that were attributable to amounts so included.

Distributions made with respect to Common Shares may be subject to information reporting to the US Internal Revenue Service and to US backup withholding tax at a rate equal to the fourth lowest income tax rate applicable to individuals (which, under current law, is 28%). Backup withholding will not apply, however, if the holder (i) is a corporation or comes within certain exempt categories, and demonstrates its eligibility for exemption when so required, or (ii) furnishes a correct taxpayer identification number and makes any other required certification.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a US Holder’s US tax liability, and a US Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service.

Any holder who holds 10% or more in vote or value of the Company will be subject to certain additional United States information reporting requirements for non-corporate taxpayers, the maximum tax rates imposed are 15% on net capital gains and 35% on ordinary income. US capital gains may result in additional taxes by application of the Alternative Minimum Tax. As a taxpayer’s income rises, US federal income tax law phases-out US personal exemptions and increasingly limits the availability of itemized deductions the effects of which may be to increase the effective tax rates. The deduction of net capital losses against ordinary income currently is severely limited under US federal income tax law. US Holders of Common Shares must consult their own tax advisors to determine the effect of federal, state and local income taxes upon a sale or exchange of Common Shares.

US Holders’ dividends or distributions received may be subject to state or local income and other taxes with respect to their ownership and disposition of Common Shares. US Holders of Common Shares should consult their own tax advisors as to the applicability and effect of any such taxes.

Certain Canadian Federal Income Tax Considerations

The following is a summary of the material Canadian federal income tax consequences that generally would apply with respect to the ownership and disposition of the Company’s Common Shares, in the case of a purchaser of such Common Shares who is a US Holder, who is not a resident of Canada for the purposes of the ITA (as defined below), who deals at arm’s length with the Company and who does not use or hold and is not deemed to use or hold Common Shares in carrying on business in Canada. This summary is based on the current provisions of the Income Tax Act (Canada) as amended (the “ITA”), Regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively.

The summary is for general information only and does not take into account the individual circumstances of any particular investor. Therefore, investors are urged to consult their own tax advisors with respect to the tax consequences of an investment in the Common Shares based on their specific circumstances, including any consequences of an investment in the Common Shares arising under state, local or provincial laws of other jurisdictions, including the United States.

Dividends, including deemed dividends, paid or credited on Common Shares will be subject to 25% Canadian non-resident withholding tax, which is generally applicable to dividends paid by a corporation resident in Canada to a non-resident. Under the terms of the Canada-United States Tax Convention (1980) (the “Treaty”), the non-resident withholding tax is reduced to a rate of 15%. If, however, the beneficial owner of the dividends is a company resident in the United States for the purposes of the Treaty that owns at least 10% of the voting stock of the Company paying the dividends, the rate of withholding tax under the Treaty is further reduced to 5%.

The Canada Revenue Agency (“CRA”) is currently of the view that certain U.S. corporations are not residents of the United States for the purposes of the Treaty, and accordingly would not benefit from the provisions thereof. A limited liability company (LLC) that is viewed as a disregarded entity for U.S. taxation purposes is one such entity. US Holders of Common Shares should consult their own tax advisors to determine whether they would be considered residents of the United States for Treaty purposes and accordingly entitled to Treaty benefits.

Capital gains realized on the disposition of Common Shares by a US holder will not be subject to tax under the ITA unless such Common Shares constitute taxable Canadian property.

The Common Shares will generally not be taxable Canadian property of a US Holder unless, at any time during the five-year period immediately preceding a disposition, the US Holder, persons with whom the US Holder did not deal at arm’s length or the US holder and persons with whom the US Holder did not deal at arm’s length owned 25% or more of the issued shares of any class or series of the capital stock of the Company. Even if the Common Shares constitute taxable Canadian property to a particular US Holder, an exemption from tax under the ITA may be available under the provisions of the Treaty. US Holders of Common Shares must consult their own tax advisors to determine if any such Canadian income tax must be paid.

Selling Shareholders

The registration statement of which this prospectus forms a part covers an aggregate of up to 646,392 Common Shares all of which are issuable upon exercise of warrants held by the selling shareholders. We have registered the Common Shares to permit the selling shareholders to resell the Common Shares when they deem appropriate, including after any exercise of the warrants.

The table below identifies the selling shareholders and other information regarding the beneficial ownership of the Common Shares by each of the selling shareholders. The first and second columns list the number and percentage, respectively, of Common Shares beneficially owned by each selling shareholder prior to the offering covered by this prospectus. Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Securities Exchange Act of 1934. The denominator of the formula used to determine the percentage of shares beneficially owned prior to the offering by each respective selling stockholder includes (a) 14,589,000 shares of our common stock outstanding as of September 12, 2007 and (b) the shares of common stock issuable upon exercise of the warrants for common stock held by such selling shareholder.

The third column lists each selling shareholder’s portion, based on agreements with us, of the Common Shares being offered by this prospectus. The number of Common Shares being offered by this prospectus was determined by the selling shareholder. The fourth and fifth columns assume the sale of all of the Common Shares issuable to the selling shareholders under such agreement. The fourth and fifth columns assume the sale of all the Common Shares offered by each of the selling shareholders. The selling shareholders may sell all, some or none of their Common Shares in this offering. See “Plan of Distribution” below.

Name	Percentage of Common Shares Beneficially Owned Before Offering (1)	Number of Shares Beneficially Owned Before Offering (1)		Number of Shares Being Offered Pursuant to this Prospectus	Percentage of Common Shares Owned After Offering	Number of Common Shares Owned After Offering
Merriman Curhan Ford & Co.	*	40,000		40,000	*	0
601 Montgomery Street
Suite 1800
San Francisco, CA 94111 (2)

Mainfield Enterprises Inc.
c/o Sage Capital Growth Inc. 660 Madison Ave., 18th Floor	1.37%	200,000	(4)	200,000	*	0
New York, NY 10021(3)

Cranshire Capital, L.P.
3100 Dundee Rd., Suite 703	*	100,000		100,000	*	0
Northbrook, IL 60062 (4)

Smithfield Fiduciary LLC c/o Highbridge Capital Management
9 West 57th Street, 27th Floor	*	36,530		36,530	*	0
New York, NY 10019 (5)

Isotope Limited
c/o Amaranth Advisors L.L.C.
One American Lane
Greenwich, CT 06831(6)	*	58,904		58,904	*	0

Enable Growth Partners	*	10,958		10,958	*	0
One Ferry Building, Suite 255
San Francisco, CA 94111 (7)

Crestview Capital Master LLC
95 Revere Drive, Suite A	1.37%	200,000	(9)	200,000	*	0
Northbrook, Illinois 60062(8)

* Less than 1%.

(1)	Assumes the exercise by each respective selling shareholder of all outstanding warrants issued to such selling shareholder (but not the other selling shareholders), except as otherwise indicated.

(2)
John Hiestand is the Chief Financial Officer of Merriman Curhan Ford & Co., and may be deemed directly or indirectly alone or with others to have the power to vote or dispose of the shares held by Merriman Curhan & Ford. Mr. Hiestand disclaims beneficial ownership of such shares.

(3)
Includes 200,000 shares issuable upon exercise of a warrant issued to Mainfield on June 30, 2004. Pursuant to an investment management agreement, Avi Vigder has voting discretion and investment control over the shares held by Mainfield. Avi Vigder disclaims beneficial ownership of such shares.

(4)
Mitchell P. Kopin, President of Downsview Capital Inc., the General Partner or Cranshire Capital, L.P. has sole voting powers and investment discretion over securities held by Cranshire Capital, L.P. Each of Downsview Capital Inc. and Mitchell P. Kopin disclaims beneficial ownership of securities held by Cranshire Capital, L.P.

(5)
Highbridge Capital Management, LLC is the trading manager of Smithfield Fiduciary LLC and consequently has voting control and investment discretion over securities held by Smithfield Fiduciary LLC. Glen Dubin and Henry Swieca control Highbridge. Each of Highbridge, Glen Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Smithfield Fiduciary LLC.

(6)
Amaranth Advisors L.L.C. is the trading advisor of Isotope Limited and consequently has voting control and investment discretion over securities held by Isotope Limited. James Rosecrans is the managing member of Amaranth Advisors L.L.C. Each of Amaranth Advisors L.L.C. and James Rosecrans disclaims beneficial ownership of the securities held by Isotope Limited.

(7)
Mitchell S. Levine may be deemed directly or indirectly alone or with others to have the power to vote or dispose of the shares held by Enable Growth Partners. Mr. Levine disclaims beneficial ownership of such shares.

(8)
Crestview Capital Partners, LLC (“CCP”) is the sole managing member of Crestview Capital Master, LLC (“CCM”) and may be deemed to have sole voting and investment power with respect to the securities beneficially owned by CCM. CCP disclaims beneficial ownership of these securities. The Managing Members of CCP are Stewart Flink, Robert Hoyt and Daniel Warsh, each of whom may be deemed to having voting and dispositive power over securities beneficially owned by CCM, and each of whom also disclaims beneficial ownership of these securities. Mr. Flink is an affiliate of a broker-dealer and it has been confirmed to us that the securities were acquired by CCM to be resold in the ordinary course of business and that there are no arrangements with any other persons, whether directly or indirectly, to dispose of the securities.

(9)	Includes 200,000 shares issuable upon exercise of a warrant sold to Crestview Capital Master LLC by Heimdall Investments Ltd. on January 3, 2007.

Plan of Distribution

The selling shareholders may, from time to time, sell any or all of their Common Shares on any stock exchange, market or trading facility on which the Common Shares are traded or in private transactions exempt from the registration requirements of the Securities Act. These sales may be at fixed or negotiated prices. The selling shareholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange sale in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	distribution to a selling shareholder's partners, members or shareholders;

•	short sales;

•	written options whether or not listed;

•	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling shareholders may also sell Common Shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

The selling shareholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades.

Broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of Common Shares, from the purchaser) in amounts to be negotiated. The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of Common Shares by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of Common Shares will be borne by a selling shareholder. The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

The selling shareholders may from time to time pledge or grant a security interest in some or all of the Common Shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the Common Shares from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus.

The selling shareholders also may transfer the Common Shares in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the Common Shares from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus.

The selling shareholders and any broker-dealers or agents that participate in the distribution of the Common Shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the Common Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

A selling shareholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the Common Shares in the course of hedging positions they assume with that selling shareholder, including, without limitation, in connection with distributions of the Common Shares by those broker-dealers. A selling shareholder may enter into option or other transactions with broker-dealers that involve the delivery of the Common Shares offered by the broker-dealers, who may then resell or otherwise transfer those Common Shares. A selling shareholder may also loan or pledge the Common Shares offered hereby to a broker-dealer and the broker-dealer may sell the Common Shares so loaned or upon a default may sell or otherwise transfer the pledged Common Shares offered by this prospectus.

We are required to pay all fees and expenses incident to the registration of the Common Shares. We have agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

 The selling shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their Common Shares, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of Common Shares by any selling shareholder. If we are notified by any selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of Common Shares, if required, we will file a supplement to this prospectus. If the selling shareholders use this prospectus for any sale of the Common Shares, they will be subject to the prospectus delivery requirements of the Securities Act.

The anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of our common stock and activities of the selling shareholders.

Expenses Associated with the Registration

We have agreed to bear all expenses relating to the registration of the Common Shares registered pursuant to the registration statement of which this prospectus is a part. We estimate these expenses to be approximately US$ 31,700, which include the following categories of expenses:

SEC registration fee	US$	—
Printing and photocopying		2,000
Legal fees and expenses		19,200
Accounting fees and expenses		3,500
Transfer agent and registrar
fees and expenses		2,000
Miscellaneous expenses		5,000

Total Expenses	US$	31,700

Legal Matters

The validity of our shares will be passed upon by Fasken Martineau DuMoulin LLP, Montreal, Quebec, Canada.

Experts

The consolidated financial statements of the Company as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006 incorporated by reference into this Registration Statement have been so incorporated in reliance on the audit report of RSM Richter LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting.  RSM Richter LLP is a member of the Canadian Institute of Chartered Accountants.

Disclosure of SEC Position on Indemnification for Securities Act Liabilities

As described in the registration statement of which this prospectus forms a part, our Articles of Association and certain provisions of Canadian law contain provisions relating to the ability of our officers and directors to be indemnified by us against any liability incurred in defending proceedings, whether civil or criminal. Our Articles of Association provide that our directors and officers are entitled to be indemnified out of our assets and shall, from time to time, be indemnified and saved harmless by the Company from and against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of such corporation or body corporate if (a) he acted honestly and in good faith with a view to our best interests; and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or controlling persons pursuant to charter provision, by-law, contract, arrangement, statute or otherwise, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8. Indemnification of Directors and Officers.

Copernic Inc.’s Articles of Association provide that our directors and officers are entitled to be indemnified out of our assets and shall, from time to time, be indemnified and saved harmless by the Corporation from and against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of such corporation or body corporate if (a) he acted honestly and in good faith with a view to the best interests of the Corporation; and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

Item 9. Exhibits.

Exhibit

Number	Description of Exhibit

5.1	Opinion of Fasken Martineau DuMoulin LLP
23.1	Consent of Independent Auditors
23.2	Consent of Fasken Martineau DuMoulin LLP (contained in Exhibit 5.1)

Item 10. Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar volume of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Form F-3.

(5) That, for the purpose of determining liability under the Securities Act to any purchaser:

(i) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of the registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(6) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Montreal, Quebec on the 17th day of September, 2007.

Copernic Inc.
\	/s/ Martin Bouchard
By: Martin Bouchard
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on September 17, 2007.

Signature	Title

/s/ Martin Bouchard	President, Chief Executive Officer and Director
Martin Bouchard	(Principal Executive Officer)

/s/ David Goldman	Executive Chairman and Director
David Goldman	(Principal Executive Officer)

/s/ Daniel Bertrand	Executive Vice President Finance and Chief Financial Officer
Daniel Bertrand	(Principal Accounting Officer)

/s/ Claude Forget	Director
Claude Forget

/s/ Dr. David Schwartz	Director
Dr. David Schwartz

/s/ Irwin Kramer	Director
Irwin Kramer

EXHIBIT INDEX

Number	Description of Exhibit

5.1	Opinion of Fasken Martineau DuMoulin LLP

23.1	Consent of Independent Auditors

23.2	Consent of Fasken Martineau DuMoulin LLP (contained in Exhibit 5.1)